Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	Second Quarter of Fiscal Year 2024 Highlights	2

3.	Operating Performance	3

4.	Investment in Associates	13

5.	Overview of Financial Results	15

6.	Liquidity, Capital Resources, and Contractual Obligations	21

7.	Environmental Rehabilitation Provision	23

8.	Risks and Uncertainties	24

9.	Off-Balance Sheet Arrangements	31

10.	Transactions with Related Parties	31

11.	Alternative Performance (Non-IFRS) Measures	31

12.	Material Accounting Policies, Judgments, and Estimates	35

13.	New Accounting Standards	36

14.	Other MD&A Requirements	36

15.	Outstanding Share Data	37

16.	Disclosure Controls and Procedures	37

17.	Management’s Report on Internal Control over Financial Reporting	37

18.	Changes in Internal Control over Financial Reporting	38

19.	Directors and Officers	39

Technical Information		39

Forward Looking Statements		39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023 and the related notes contains therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2023, the related MD&A, the Annual Information Form (available on SEDAR+ at www.sedarplus.ca), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the unaudited consolidated interim financial statements for the three and six months ended September 30, 2023, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2023. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 11, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of November 8, 2023 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Second Quarter of Fiscal Year 2024 Highlights

●	Mined 273,465 tonnes of ore, milled 261,107 tonnes of ore, and produced approximately 2,458 ounces of gold, 1.6 million ounces of silver, or approximately 1.8 million ounces of silver equivalent[1], plus 16.1 million pounds of lead and 4.6 million pounds of zinc;

●	Sold approximately 2,515 ounces of gold, 1.6 million ounces of silver, 15.2 million pounds of lead, and 4.6 million pounds of zinc, for revenue of $54.0 million;

●	Reported net income attributable to equity shareholders of $11.1 million, or $0.06 per share;

●	Realized adjusted earnings attributable to equity shareholders[1] of $11.7 million, or $0.07 per share;

●	Generated cash flow from operating activities of $28.8 million;

●	Cash costs per ounce of silver, net of by-product credits[1], of negative $1.00;

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	All-in sustaining costs per ounce of silver, net of by-product credits[1], of $11.50;

●	Spent and capitalized $2.0 million on exploration drilling, $10.6 million on underground development, and $2.5 million on equipment and facilities, including $1.7 million on construction of the new tailings storage facility;

●	Invested an additional $5.0 million in New Pacific Metals Corp. (TSX: NUAG) (“NUAG”), an associate of the Company;

●	Entered into a binding agreement to acquire all fully paid ordinary shares of OreCorp Limited (ASX: ORR) (“OreCorp”) and thereby its Nyanzaga gold project in Tanzania, and in conjunction therewith invested $18.5 million (A$28.0 million) in OreCorp to finance continued development. The acquisition, has been approved by the Tanzanian government and is subject to final OreCorp shareholder approval expected in early December 2023;

●	Spent $0.6 million to buy back 196,554 common shares of the Company under its Normal Course Issuer Bid; and

●	Strong balance sheet with $189.1 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $124.0 million as at September 30, 2023.

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and six months ended September 30, 2023 and 2022:

	Three months ended September 30,			Six months ended September 30,
Consolidated	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	273,465	290,981	-6%	576,685	591,085	-2%
Ore Milled (tonne)	261,107	291,643	-10%	556,202	589,819	-6%

Average Head Grades
Silver (grams/tonne)	204	209	-2%	203	210	-3%
Lead (%)	3.1	3.1	0%	3.0	3.1	-3%
Zinc (%)	1.0	1.2	-17%	1.2	1.3	-8%

Average Recovery Rates
Silver (%)	94.3	94.2	0%	94.0	94.4	0%
Lead (%)	94.7	93.6	1%	94.8	94.1	1%
Zinc (%)	82.0	78.2	5%	82.3	78.1	5%

Metal Production
Gold (ounces)	2,458	1,200	105%	4,010	2,300	74%
Silver (in thousands of ounces)	1,590	1,798	-12%	3,370	3,658	-8%
Silver equivalent (in thousands of ounces)*	1,815	1,898	-4%	3,725	3,853	-3%
Lead (in thousands of pounds)	16,065	17,983	-11%	33,881	37,071	-9%
Zinc (in thousands of pounds)	4,601	5,986	-23%	11,422	12,912	-12%

Cost Data*
Mining costs ($/tonne)	64.77	70.60	-8%	64.23	69.26	-7%
Shipping costs ($/tonne)	2.66	2.88	-8%	2.49	2.79	-11%
Milling costs ($/tonne)	13.10	12.59	4%	12.81	12.45	3%
Production costs ($/tonne)	80.53	86.07	-6%	79.53	84.50	-6%
All-in sustaining production costs ($/tonne)	149.94	127.48	18%	141.53	137.48	3%

Cash cost per ounce of silver, net of by-product credits ($)	(1.00)	0.77	-230%	(0.63)	(0.44)	-43%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	11.50	8.25	39%	10.41	8.77	19%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i)	Mine and Mill Production

For the three months ended September 30, 2023 (“Q2 Fiscal 2024”), the Company mined 273,465 tonnes of ore, down 6% compared to 290,981 tonnes in the three months ended September 30, 2022 (“Q2 Fiscal 2023”). Ore milled in Q2 Fiscal 2024 was 261,107 tonnes, down 10% compared to 291,643 tonnes in Q2 Fiscal 2023. The decrease is mainly due to lower production achieved at the GC Mine.

For the six months ended September 30, 2023, on a consolidated basis, the Company mined 576,685 tonnes of ore, down 2% compared to 591,085 tonnes in the same prior year period. Ore milled was 556,202 tonnes, down 6% compared to 589,819 tonnes in the same prior year period.

(ii)	Metal Production

In Q2 Fiscal 2024, the Company produced approximately 2,458 ounces of gold, 1.6 million ounces of silver, or approximately 1.8 million ounces of silver equivalent, plus 16.1 million pounds of lead and 4.6 million pounds of zinc, representing an increase of 105% in gold production, and decreases of 12%, 11% and 23%, respectively, in silver, lead and zinc production over Q2 Fiscal 2023. The decreases in silver, lead and zinc production were mainly due to lower production achieved at the GC Mine and lower head grades achieved due to mining sequences and more gold ore mined and processed at the Ying Mining District.

For the six months ended September 30, 2023, the Company produced approximately 4,010 ounces of gold, 3.4 million ounces of silver, or approximately 3.7 million ounces of silver equivalent, plus 33.9 million pounds of lead and 11.4 million of pounds of zinc, representing an increase of 74% in gold production, and decreases of 8%, 9% and 12%, respectively, in silver, lead and zinc production over the same prior year period.

(iii)	Per Tonne Costs[1]

In Q2 Fiscal 2024, the consolidated mining costs were $64.77 per tonne, down 8% compared to $70.60 per tonne in Q2 Fiscal 2023. The consolidated milling costs were $13.10 per tonne, up 4% compared to $12.59 per tonne in Q2 Fiscal 2023. Correspondingly, the consolidated production costs per tonne of ore processed were $80.53, down 6% compared to $86.07 in Q2 Fiscal 2023. The decrease was mainly attributed to less drilling expensed and an approximately 6% depreciation of the Chinese yuan against the US dollar over the same prior year period.

The all-in sustaining production costs per tonne of ore processed in Q2 Fiscal 2024 were $149.94, up 18% compared to $127.48 in Q2 Fiscal 2023. The increase is mainly due to increases of $5.4 million in sustaining capital expenditures and $0.7 million in general administrative expenses and government fees and other taxes.

For the six months ended September 30, 2023, the consolidated mining costs were $64.23 per tonne, down 7% compared to $69.26 per tonne in the same prior year period. The consolidated milling costs were $12.81 per tonne, up 3% compared to $12.45 per tonne in the same year prior period. Correspondingly, the consolidated production costs per tonne of ore processed were $79.53 per tonne, down 6% compared to $84.50 per tonne in the same prior year period, while the all-in sustaining production costs per tonne ore processed were $141.53 per tonne, up 3% compared to $137.48 per tonne in the same prior year period.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Q2 Fiscal 2024, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $1.00, compared to $0.77 in the prior year quarter. The improvement was mainly due to the decrease in per tonne production costs contributing to a decrease of $4.1 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $11.50 compared to $8.25 in Q2 Fiscal 2023. The increase was mainly due to the increase in all-in sustaining production costs per tonne.

For the six months ended September 30, 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $0.63, compared to negative $0.44 in the same prior year period. The consolidated all-in

[1]	Non-IFRS measures, please refer to section 11 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

sustaining costs per once of silver, net of by-product credits, were $10.41, compared to $8.77 in the same prior year period.

(v)	Exploration and Development

The following table summarizes the development work and capital expenditures in Q2 Fiscal 2024.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q2 Fiscal 2024
Ying Mining District	2,703	$1,943	20,147	$8,042	40,854	$1,481	2,266	$13,732	9,460	22,968
GC Mine	248	195	1,629	428	5,782	420	193	1,236	1,408	6,580
Corporate and other	-	-	-	-	-	76	14	90	-	-
Consolidated	2,951	$2,138	21,776	$8,470	46,636	$1,977	$2,473	$15,058	10,868	29,548

Q2 Fiscal 2023
Ying Mining District	1,744	$1,439	16,122	$6,934	31,642	$1,374	4,558	$14,305	8,912	33,446
GC Mine	-	-	3,321	985	5,974	173	536	1,694	1,428	11,919
Corporate and other	-	-	-	-	5,525	1,344	11	1,355	-	-
Consolidated	1,744	$1,439	19,443	$7,919	43,141	$2,891	$5,105	$17,354	10,340	45,365

Variances (%)
Ying Mining District	55%	35%	25%	16%	29%	8%	-50%	-4%	6%	-31%
GC Mine	100%	100%	-51%	-57%	-3%	143%	-64%	-27%	-1%	-45%
Corporate and other	-	-	-	-	(1.00)	-94%	27%	-93%	-	-
Consolidated	69%	49%	12%	7%	8%	-32%	-52%	-13%	5%	-35%

Total capital expenditures in Q2 Fiscal 2024 were $15.1 million, down 13% compared to $17.4 million in Q2 Fiscal 2023. Capital expenditures incurred to construct the new tailing storage facility (“TSF”) in Q2 Fiscal 2024 were $1.7 million (Q2 Fiscal 2023 - $1.3 million). As of September 30, 2023, total expenditures incurred on the construction of the TSF were approximately $8.9 million, and the Company remains on track to complete the TSF in 2024.

In Q2 Fiscal 2024, on a consolidated basis, a total of 76,184 metres or $2.6 million worth of diamond drilling were completed (Q2 Fiscal 2023 – 88,506 metres or $4.2 million ), of which approximately 29,548 metres or $0.6 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2023 – 45,365 metres or $1.3 million) and approximately 46,636 metres or $2.0 million worth of drilling were capitalized (Q2 Fiscal 2023 – 43,141 metres or $2.9 million ). In addition, approximately 10,868 metres or $4.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2023 – 10,340 metres or $4.0 million), and approximately 24,727 metres or $10.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2023 – 21,187 metres or $9.4 million).

For the six months ended September 30, 2023, the development work and capital expenditures are summarized as follows:

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Plant & equipment	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2023
Ying Mining District	5,756	$4,205	39,550	$15,243	73,693	$2,632	$5,696	$27,776	17,903	48,905
GC Mine	248	195	5,442	1,722	13,708	938	193	3,048	4,463	24,477
Corporate and other	-	-	-	-	-	127	23	150	-	-
Consolidated	6,004	$4,400	44,992	$16,965	87,401	$3,697	$5,912	$30,974	22,366	73,382
Six months ended September 30, 2022
Ying Mining District	3,693	$2,833	35,591	$14,087	80,957	$4,038	$7,028	$27,986	18,229	85,179
GC Mine	-	-	6,861	2,142	10,608	351	768	3,261	3,793	27,185
Corporate and other	-	-	-	-	7,507	1,631	4	1,635	-	-
Consolidated	3,693	$2,833	42,452	$16,229	99,072	$6,020	$7,800	$32,882	22,022	112,364

Changes (%)
Ying Mining District	56%	48%	11%	8%	-9%	-35%	-19%	-1%	-2%	-43%
GC Mine	100%	100%	-21%	-20%	29%	167%	-75%	-7%	18%	-10%
Corporate and other	-	-	-	-	-100%	-92%	475%	-91%	-	-
Consolidated	63%	55%	6%	5%	-12%	-39%	-24%	-6%	2%	-35%

For the six months ended September 30, 2023, on a consolidated basis, a total of 160,783 metres or $5.3 million worth of diamond drilling were completed (same prior year period – 211,436 metres or $9.2 million), of which

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

approximately 73,382 metres or $1.6 million worth of underground drilling were expensed as part of mining costs (same prior year period – 112,364 metres or $3.2 million) and approximately 87,401 metres or $3.7 million worth of drilling were capitalized (same prior year period – 99,072 metres or $6.0 million). In addition, approximately 22,366 metres or $8.1 million worth of preparation tunnelling were completed and expensed as part of mining costs (same period year period – 22,022 metres or $8.1 million), and approximately 50,996 metres or $21.4 million worth of tunnels, raises, ramps and declines were completed and capitalized (same prior year period – 46,145 metres or $19.1 million).

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and six months ended September 30, 2023 and 2022. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

	Three months ended September 30,			Six months ended September 30,
Ying Mining District	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	220,636	215,927	2%	434,384	429,965	1%
Ore Milled (tonne)
Gold Ore	12,800	-		23,693	-
Silver Ore	200,068	216,262	-7%	397,984	428,317	-7%
	212,868	216,262	-2%	421,677	428,317	-2%

Average Head Grades
Silver (grams/tonne)	235	257	-9%	244	262	-7%
Lead (%)	3.5	3.7	-5%	3.5	3.8	-8%
Zinc (%)	0.7	0.7	0%	0.7	0.7	0%

Average Recovery Rates
Gold (%)**	91.1	-		91.7	-
Silver (%)	95.0	95.5	-1%	95.0	95.6	-1%
Lead (%)	95.0	94.1	1%	95.3	94.8	1%
Zinc (%)	71.1	62.5	14%	70.3	60.3	17%

Metal Production
Gold (ounces)	2,458	1,200	105%	4,010	2,300	74%
Silver (in thousands of ounces)	1,506	1,657	-9%	3,103	3,353	-7%
Silver equivalent (in thousands of ounces)	1,731	1,757	-1%	3,458	3,548	-3%
Lead (in thousands of pounds)	15,018	16,201	-7%	30,400	32,919	-8%
Zinc (in thousands of pounds)	2,197	1,976	11%	4,310	3,904	10%

Cost Data*
Mining costs ($/tonne)	68.86	80.44	-14%	70.00	79.38	-12%
Shipping costs ($/tonne)	3.25	3.93	-17%	3.26	3.85	-15%
Milling costs ($/tonne)	11.42	10.86	5%	11.28	10.91	3%
Production costs ($/tonne)	83.53	95.23	-12%	84.54	94.14	-10%
All-in sustaining production costs ($/tonne)	142.84	127.89	12%	138.42	141.84	-2%

Cash cost per ounce of silver, net of by-product credits ($)	(1.37)	1.86	-174%	(0.52)	1.05	-150%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	8.06	6.82	18%	7.58	7.73	-2%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.
**	Gold recovery only refers to the recovery rate for gold ore processed.

In Q2 Fiscal 2024, a total of 220,636 tonnes of ore were mined at the Ying Mining District, up 2% compared to 215,927 tonnes in Q2 Fiscal 2023, and 212,868 tonnes of ore were milled, down 2% compared to 216,262 tonnes milled in Q2 Fiscal 2023.

Average head grades of ore processed were 235 g/t for silver, 3.5% for lead, and 0.7% for zinc compared to 257 g/t for silver, 3.7% for lead, and 0.7% for zinc in Q2 Fiscal 2023.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Metals produced at the Ying Mining District were approximately 2,458 ounces of gold, 1.5 million ounces of silver, or approximately 1.7 million ounces of silver equivalent, plus 15.0 million pounds of lead and 2.2 million pounds of zinc, representing increases of 105% and 11% in gold and zinc production, and decreases of 9% and 7% in silver and lead production, respectively, compared to 1,200 ounces of gold, 1.7 million ounces of silver, 16.2 million pounds of lead, and 2.0 million pounds of zinc in Q2 Fiscal 2023.

The decrease in silver and lead production was mainly due to lower head grades achieved due to mining sequences and 12,800 tonnes of gold ores were mined and processed with grades of 1.9 grams per tonne (“g/t”) gold, 82 g/t silver, 0.8% lead, and 0.3% zinc to produce gravity gold concentrates, silver-gold-lead (copper) concentrate, and zinc concentrate in Q2 Fiscal 2024. The gold recovery rate for gold ores processed was 91.1%. As a result of processing gold gravity concentrate, the Company has poured its first gold and produced and sold 649 ounces of gold doré in the current quarter.

In Q2 Fiscal 2024, the mining costs at the Ying Mining District were $68.86 per tonne, down 14% compared to $80.44 per tonne in Q2 Fiscal 2023, while the milling costs were $11.42 per tonne, up 5% compared to $10.86 per tonne in Q2 Fiscal 2023. Correspondingly, the production costs per tonne of ore processed were $83.53, down 12% compared to $95.23 in Q2 Fiscal 2023. The decrease was mainly due to less drilling expensed and an approximately 6% depreciation of the Chinese yuan against the US dollar over the same prior year period.

The all-in sustaining costs per tonne of ore processed were $142.84, up 12% compared to $127.89 in Q2 Fiscal 2023. The increase was mainly due to increase of $5.2 million in sustaining capital expenditures and $0.4 million in general administrative expenses and government fee and other taxes.

In Q2 Fiscal 2024, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were negative $1.37, compared to $1.86 in Q2 Fiscal 2023. The decrease was primarily due to the decrease in the production costs per tonne and an increase of $2.0 million in by-product credits. The all-in sustaining costs per ounce of silver, net of by-product credits were $8.06, up 18% compared to $6.82 in Q2 Fiscal 2023. The increase was mainly due to the increase in all-in sustaining production costs per tonne.

In Q2 Fiscal 2024, a total of 63,822 metres or $2.0 million worth of diamond drilling were completed (Q2 Fiscal 2023 – 65,088 metres or $2.3 million), of which approximately 22,968 metres or $0.5 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2023 – 33,446 metres or $0.9 million) and approximately 40,854 metres or $1.5 million worth of drilling were capitalized (Q2 Fiscal 2023 – 31,642 metres or $1.4 million). In addition, approximately 9,460 metres or $3.6 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2023 – 8,912 metres or $3.6 million), and approximately 22,850 metres or $10.0 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q2 Fiscal 2023 – 17,866 metres or $8.4 million).

For the six months ended September 30, 2023, a total of 434,384 tonnes of ore were mined and 421,677 tonnes of ore were milled at the Ying Mining District, compared to 429,965 tonnes mined and 428,317 tonnes milled in the same prior year period.

Average head grades of ore processed were 244 g/t for silver, 3.5% for lead, and 0.7% for zinc compared to 262 g/t for silver, 3.8% for lead, and 0.7% for zinc in the same prior year period.

Metals produced at the Ying Mining District were approximately 4,010 ounces of gold, 3.1 million ounces of silver, or approximately 3.5 million ounces of silver equivalent, plus 30.4 million pounds of lead and 4.3 million pounds of zinc, up 74% and 10%, respectively, in gold and zinc production, and down 7% and 8%, respectively, in silver and lead production, compared to 2,300 ounces of gold, 3.4 million ounces of silver, 32.9 million pounds of lead, and 3.9 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2023, the mining costs at the Ying Mining District were $70.00 per tonne, down 12% compared to $79.38 per tonne in the same prior year period while the milling costs were $11.28 per tonne, up 3% compared to $10.91 per tonne in the same prior year period. Correspondingly, the production costs per tonne of ore processed were $84.54, down 10% compared to $94.14 in the same prior year period. The

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

decrease was mainly due to less drilling expensed and the depreciation of the Chinese yuan against the US dollar over the same prior year period.

The all-in sustaining costs per tonne of ore processed was $138.42, down 2% compared to $141.84 in the same prior year period. The decrease was mainly due the decrease in the production costs per tonne offset by an increase of $2.0 million in sustaining capital expenditures and $0.3 million in general administrative and government fees and other taxes.

For the six months ended September 30, 2023, the cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were negative $0.52, compared to $1.05 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits were $7.58, down 2% compared to $7.73 in the same prior year period. The decrease was mainly due to the decrease in cash production costs and all-in sustaining production costs per tonne as discussed above.

For the six months ended September 30, 2023, a total of 122,598 metres or $3.8 million worth of diamond drilling were completed (same prior year period – 166,136 metres or $6.3 million), of which approximately 48,905 metres or $1.2 million worth of underground drilling were expensed as part of mining costs (same prior year period – 85,179 metres or $2.3 million) and approximately 73,693 metres or $2.6 million worth of drilling were capitalized (same prior year period – 80,957 metres or $4.0 million). In addition, approximately 17,903 metres or $6.8 million worth of preparation tunnelling were completed and expensed as part of mining costs (same prior year period – 18,229 metres or $7.0 million), and approximately 45,306 metres or $19.4 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 39,284 metres or $16.9 million).

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and six months ended September 30, 2023 and 2022:

	Three months ended September 30,			Six months ended September 30,
GC Mine	2023	2022	Changes	2023	2022	Changes
Production Data
Ore Mined (tonne)	52,829	75,054	-30%	142,301	161,120	-12%
Ore Milled (tonne)	48,239	75,381	-36%	134,525	161,502	-17%

Average Head Grades
Silver (grams/tonne)	66	72	-8%	75	72	4%
Lead (%)	1.1	1.2	-8%	1.3	1.3	0%
Zinc (%)	2.5	2.7	-7%	2.7	2.8	-4%

Average Recovery Rates
Silver (%) **	82.7	81.0	2%	82.7	82.3	0%
Lead (%)	90.2	88.5	2%	90.6	89.3	1%
Zinc (%)	89.8	89.6	0%	90.2	90.0	0%

Metal Production
Silver (in thousands of ounces)	84	141	-40%	267	305	-12%
Lead (in thousands of pounds)	1,047	1,782	-41%	3,481	4,152	-16%
Zinc (in thousands of pounds)	2,404	4,010	-40%	7,112	9,008	-21%

Cost Data*
Mining costs ($/tonne)	47.70	42.30	13%	46.63	42.25	10%
Milling costs ($/tonne)	20.48	17.54	17%	17.62	16.56	6%
Production costs ($/tonne)	68.18	59.84	14%	64.25	58.81	9%
All-in sustaining production costs ($/tonne)	99.75	78.31	27%	94.12	80.10	18%

Cash cost per ounce of silver, net of by-product credits ($)	5.64	(12.13)	146%	(1.99)	(17.55)	89%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	25.95	(0.73)	3655%	14.49	(4.29)	438%

*	Alternative performance (non-IFRS) measure. Please refer to section 11 for reconciliation.
**	Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

In Q2 Fiscal 2024, a total of 52,829 tonnes of ore were mined and 48,239 tonnes were milled at the GC Mine,

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

down 30% and 36%, respectively, compared to 75,054 tonnes mined and 75,381 tonnes milled in Q2 Fiscal 2023, due to a production disruption of five weeks (refer to the Company’s news release dated September 5, 2023).

In Q2 Fiscal 2024, a total of 4,241 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 66 g/t for silver, 1.1% for lead, and 2.5% for zinc compared to 72 g/t for silver, 1.2% for lead, and 2.7% for zinc in Q2 Fiscal 2023.

Metals produced at the GC Mine were approximately 84 thousand ounces of silver, 1.0 million pounds of lead, and 2.4 million pounds of zinc, down 40%, 41%, and 40%, respectively, compared to 141 thousand ounces of silver, 1.8 million pounds of lead, and 4.0 million pounds of zinc in Q2 Fiscal 2023. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $47.70 per tonne, up 13% compared to $42.30 per tonne in Q2 Fiscal 2023, and the milling costs were $20.48 per tonne, up 17% compared to $17.54 per tonne in Q2 Fiscal 2023. The production costs per tonne or ore processed were $68.18, up 14% compared to $59.84 in Q2 Fiscal 2023. The all-in sustaining production costs per tonne of ore processed were $99.75, up 27%, compared to $78.31 in Q2 Fiscal 2023. The increase was primarily due to the lower ore production resulting in a higher fixed overhead costs allocation offset by the depreciation of the Chinese yuan against the US dollar over the same prior year period.

The cash costs per ounce of silver, net of by-product credits, at the GC Mine, in Q2 Fiscal 2024, were $5.64, compared to negative $12.13 in Q2 Fiscal 2023. The increase was mainly due to the increase in cash production costs per tonne and a decrease of $6.39 in by-product credits per tonne. The all-in sustaining costs per ounce of silver, net of by-product credits, were $25.95, compared to negative $0.73 in Q2 Fiscal 2023. The increase was mainly due to the increase in cash costs per ounce of silver as discussed above.

In Q2 Fiscal 2024, approximately 12,362 metres or $0.5 million worth of diamond drilling were completed (Q2 Fiscal 2023 – 17,893 metres or $0.6 million), of which approximately 6,580 metres or $0.1 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2023 – 11,919 metres or $0.4 million) and approximately 5,782 metres or $0.4 million of drilling were capitalized (Q2 Fiscal 2023 – 5,974 metres or $0.2 million). In addition, approximately 1,408 metres or $0.5 million of tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2023 – 1,428 metres or $0.4 million), and approximately 1,877 metres or $0.6 million of horizontal tunnels, raises, and declines were completed and capitalized (Q2 Fiscal 2023 – 3,321 metres or $1.0 million).

For the six months ended September 30, 2023, a total of 142,301 tonnes of ore were mined and 134,525 tonnes were milled at the GC Mine, down 12% and 17%, respectively, compared to 161,120 tonnes mined and 161,502 tonnes milled in the same prior year period.

For the six months ended September 30, 2023, a total of 8,603 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 75 g/t for silver, 1.3% for lead, and 2.7% for zinc compared to 72 g/t for silver, 1.3% for lead, and 2.8% for zinc in the same prior year period.

Metals produced at the GC Mine were approximately 267 thousand ounces of silver, 3.5 million pounds of lead, and 7.1 million pounds of zinc, down 12%, 16%, and 21%, respectively, compared to 305 thousand ounces of silver, 4.2 million pounds of lead, and 9.0 million pounds of zinc in the same prior year period. The decrease was mainly due to less ore production and lower head grades achieved.

The mining costs at the GC Mine were $46.63 per tonne, up 10% compared to $42.25 per tonne in the same prior year period, and the milling costs were $17.62 per tonne, up 6% compared to $16.56 per tonne in the same prior year period. The production costs per tonne of ore processed were $64.25, up 9% compared to $58.81 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $94.12, up 18%, compared to $80.10 in the same prior year period. The increase was primarily due to the lower ore production resulting in a higher unit cost as well as the other factors discussed in the consolidated results.

For the six months ended September 30, 2023, the cash costs per ounce of silver, net of by-product credits, at

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

the GC Mine, were negative $1.99, up 89% compared to negative $17.55 in the same prior year period. The all-in sustaining costs per ounce of silver, net of by-product credits, were $14.49, compared to negative $4.29 in the same prior year period.

For the six months ended September 30, 2023, approximately 38,185 metres or $1.4 million worth of diamond drilling were completed (same prior year period – 37,793 metres or $1.3 million), of which approximately 24,477 metres or $0.4 million worth of underground drilling were expensed as part of mining costs (same prior year period – 27,185 metres or $0.9 million) and approximately 13,708 metres or $0.9 million of drilling were capitalized (same prior year period – 10,608 metres or $0.4 million ). In addition, approximately 4,463 metres or $1.3 million of tunnelling were completed and expensed as part of mining costs (same prior year period – 3,793 metres or $1.1 million), and approximately 5,690 metres or $1.9 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 6,861 metres or $2.1 million).

(iii)	Kuanping Project

Activities at the Kuanping Project in Fiscal 2024 have been focused on completing studies and reports as required to construct the mine. As of September 30, 2023, the Company has completed studies on environmental, water, and soil assessments, and all these reports have been submitted to and approved by the relevant provincial authorities. An updated mineral resources estimate report prepared as per Chinese standards is currently under review by the relevant provincial authorities. The Company is also in the process of preparing a report, incorporating the mineral resources development and utilization plan, reclamation plan, and environmental rehabilitation plan, to be submitted to the relevant provincial authorities before the commencement to construct the mine.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	La Yesca Project

The La Yesca Project was placed on hold and no further exploration activities are planned.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(c)	Annual Operating Outlook

All references to Fiscal 2024 Guidance in this MD&A refer to the “Fiscal 2024 Operating Outlook” section in the Company’s Fiscal 2023 Annual MD&A dated May 24, 2023 (“Fiscal 2024 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved for the six months ended September 30, 2023 compared to the respective Fiscal 2024 Guidance:

		Head grades				Metal production				Production costs
	Ore processed (tonnes)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Gold (oz)	Silver (Koz)	Lead (Klbs)	Zinc (Klbs)	Cash cost ($/t)	AISC ($/t)
Six months ended September 30, 2023
Ying Mining District	421,677	0.14	244	3.5	0.7	4,010	3,103	30,400	4,310	84.54	138.42
GC Mine	134,525	-	75	1.3	2.7	-	267	3,481	7,112	64.25	94.12
Consolidated	556,202	0.10	203	3.0	1.2	4,010	3,370	33,881	11,422	79.53	141.53
.
Fiscal 2024 Guidance
Ying Mining District	770,000-810,000	0.20	267	3.9	0.8	4,400 - 5,500	6,180-6,500	62,950-65,630	9,120-9,520	90.4-92.6	143.8-148.8
GC Mine	330,000-360,000	-	75	1.2	2.9	0-0	620-670	7,530-8,180	18,530-20,140	50.3-52.3	79.6-84.2
Consolidated	1,100,000-1,170,000	0.14	208	3.1	1.4	4,400 - 5,500	6,800-7,170	70,480-73,810	27,650-29,660	78.2-80.5	136.4-142.4

% of Fiscal 2024 Guidance*
Ying Mining District	53%	70%	91%	90%	88%	81%	49%	47%	46%	92%	95%
GC Mine	39%	0%	100%	108%	93%	0%	41%	44%	37%	125%	115%
Consolidated	49%	71%	98%	97%	86%	81%	48%	47%	40%	100%	102%

*Percentage caculated based on mid-point of the related Fiscal 2024 Guidance

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures for the six months ended September 30, 2023 compared to the respective Fiscal 2024 Guidance.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF		Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Six months ended September 30, 2023
Ying Mining District	5,756	$4,205	39,550	$15,243	73,693	$2,632	5,696	$27,776	17,903	48,905
GC Mine	-	195	5,690	1,722	13,708	938	193	3,048	4,463	24,477
Corporate and other	-	-	-	-	-	127	23	150	-	-
Consolidated	5,756	$4,400	45,240	$16,965	87,401	$3,697	$5,912	$30,974	22,366	73,382

Fiscal 2024 Guidance
Ying Mining District	8,800	6,300	57,200	23,900	146,400	4,200	21,800	56,200	25,800	71,400
GC Mine	-	-	14,700	6,400	30,200	800	700	7,900	5,300	24,800
Corporate and other	-	-	-	-	-	-	600	600	-	-
Consolidated	8,800	$6,300	71,900	$30,300	176,600	$5,000	$23,100	$64,700	31,100	96,200

Percentage of Fiscal 2024 Guidance
Ying Mining District	65%	67%	69%	64%	50%	63%	26%	49%	69%	68%
GC Mine	-	-	39%	27%	45%	117%	28%	39%	84%	99%
Corporate and other	-	-	-	-	0%	0%	4%	25%	-	-
Consolidated	65%	70%	63%	56%	49%	74%	26%	48%	72%	76%

(iii)	Operating Outlook

To improve the operational efficiencies at the Ying Mining District, the Company has ordered 20 scoop trams for the purpose to increasingly pivot to shrinkage ore mining with LHD loading, and to reduce the labour-intensive mucking associated with resuing mining. A mobile XRT Ore Sorting System is being installed at the processing plant to address the higher anticipated dilution associated with shrinkage mining.

To preserve capital, instead of the original plan to build a new 3,000 tonnes per day (“tpd”) mill and to abolish the existing No. 1 Mill, the Company is currently considering an alternative approach to add a new production line with 1,500 tpd capacity at the No. 2 Mill, which would increase the processing capacity at the Ying Mining District to 4,000 tpd. The Company will provide additional details when available.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d)	Update on the Transactions with OreCorp

On August 6, 2023, the Company and OreCorp Limited(ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby Silvercorp will acquire all fully-paid ordinary shares of OreCorp not held by Silvercorp or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, and whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, A$0.15 in cash and 0.0967 of a Silvercorp common shares.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company holds approximately 15% of the total outstanding ordinary shares of OreCorp. Proceeds from the placement are being used to carry out resettlement activities as contemplated in the Relocation Action Plan, facilitating the prompt development of the Nyanzaga Gold Project, located in the Mwanza region, Tanzania. OreCorp holds an 84% interest in the Nyanzaga Gold Project, in partnership with the Government of Tanzania.

The OreCorp Board has unanimously approved the transaction and has recommended that all OreCorp shareholders vote in favour of the Scheme at the meeting of the shareholders of OreCorp (the “Scheme Meeting”), in the absence of a superior proposal and subject to the independent expert appointed by OreCorp (the “Independent Expert”) concluding (and continuing to conclude) that the Scheme is in the best interests of OreCorp shareholders.

The Scheme is subject to customary closing conditions for a transaction of this nature, including but not limited to:

●	OreCorp shareholders approving the Scheme at the Scheme Meeting, currently set for early December 2023;

●	Approval of the Federal Court of Australia;

●	The Independent Expert issuing an Independent Expert’s Report which concludes (and continues to conclude) that the Scheme is in the best interests of OreCorp shareholders;

●	Tanzanian Fair Competition Commission (“FCC”) and any other applicable approvals;

●	OreCorp performance rights and OreCorp options being dealt with such that none will remain in existence on completion of the Scheme;

●	No material adverse change and no prescribed occurrence in relation to either Silvercorp or OreCorp;

●	Approval for quotation on TSX and NYSE of the Silvercorp common shares to be issued to OreCorp shareholders as the scrip component of the consideration; and

●	Other customary conditions.

Under the Agreement, Silvercorp has agreed to use reasonable endeavours to apply for admission of Silvercorp to the official list of Australian Securities Exchange (the “ASX”) and the Company has submitted an application to the ASX for preliminary suitability review. If ASX has provided Silvercorp with conditional approval for admission to the official list of ASX by the business day before the date of the second court hearing, OreCorp shareholders (other than ineligible shareholders) may elect to receive the scrip component of the consideration in the form of CHESS Depositary Interests (which may be traded on ASX) instead of in the form of Silvercorp common shares. If conditional approval is not provided by ASX by the business day before the date of the second court hearing, all OreCorp shareholders (other than ineligible shareholders) would receive the scrip component of the consideration in the form of Silvercorp shares, tradable on the TSX and NYSE American.

The Agreement also contains customary deal protection mechanisms, including no talk and no due diligence provisions, (subject to a fiduciary out exception) and no shop, as well as notification and matching rights for

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Silvercorp in the event of a competing proposal. The transaction may incur a capital gains tax payable under Tanzanian legislation. A break fee of approximately A$2.8 million shall be payable by OreCorp to Silvercorp if the Agreement is terminated as a result of certain specified circumstances.

The first court hearing by the Federal Court of Australia was held on November 2, 2023, and the Federal Court of Australia made orders:

●	Directing OreCorp to convene a meeting of OreCorp shareholders (other than Silvercorp and its associates) to consider and vote on the Scheme (Scheme Meeting); and

●	Approving the despatch of an explanatory statement providing information about the Scheme together with the notice of the Scheme Meeting (together, the Scheme Booklet) to OreCorp shareholders (other than Silvercorp and its associates).

The Scheme Booklet, including the notice of the Scheme Meeting as well as an Independent Expert’s Report and an Independent Expert’s Report and Independent Limited Assurance Report, was despatched to OreCorp shareholders on November 8, 2023, following the registration of the Scheme Booklet with the Australian Securities and Investments Commission.

On November 6, 2023, OreCorp received a Merger Clearance Certificate (dated November 3, 2023) from FCC with an approval of the proposed acquisition by the Company of all fully-paid ordinary shares of OreCorp not held by Silvercorp.

4.	Investment in Associates

(a)	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG and acquired an additional 2,541,890 common shares of NUAG for a cost of $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $733 was recorded on the unaudited condensed consolidated interim statements of income.

As at September 30, 2023, the Company owned 46,893,506 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

			Value of NUAG’s
			common shares per
	Number of shares	Amount	quoted market price
Balance, April 1, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Dilution Gain		733
Share of net loss		(1,111)
Share of other comprehensive loss		(3)
Foreign exchange impact		15
Balance, September 30, 2023	46,893,506	$47,869	$81,162

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Investment in Tincorp Metals Inc. (“TIN”)

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

As at September 30, 2023, the Company owned 19,514,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.3% (March 31, 2023 – 29.3%).

The table below summarize the investment in TIN common shares and its market value as at the respective reporting dates.

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777
Share of net loss		(234)
Foreign exchange impact		11
Balance, September 30, 2023	19,514,285	$7,219	$6,206

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

5.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2024	Quarter Ended		Period ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Sep 30, 2023
Revenue	$60,006	$53,992	$113,998
Cost of mine operations	36,705	33,049	69,754
Income from mine operations	23,301	20,943	44,244
Corporate general and administrative expenses	3,650	3,810	7,460
Foreign exchange loss (gain)	2,227	(1,314)	913
Share of loss in associates	640	705	1,345
Dilution gain on investment in associate	-	(733)	(733)
Loss (gain) on investments	(1,086)	603	(483)
Other items	(130)	912	782
Income from operations	18,000	16,960	34,960
Finance items	(1,434)	(1,688)	(3,122)
Income tax expenses	6,221	3,878	10,099
Net income	13,213	14,770	27,983
Net income attributable to equity holders of the Company	9,217	11,050	20,267
Basic earnings (loss) per share	0.05	0.06	0.11
Diluted earnings (loss) per share	0.05	0.06	0.11
Cash dividend declared	2,214	-	2,214
Cash dividend declared per share	0.0125	-	0.0125
Other financial information
Total assets			680,422
Total liabilities			104,436
Total equity attributable to equity holders of the Company			489,200

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Cost of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution loss on investment in associate				107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	-	20,211	-	-	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Cash dividend declared	2,216	-	2,209	-	4,425
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders’ equity					489,053

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.20
Cash dividend declared	2,202	-	2,211		4,413
Cash dividend declared per share	0.0125	-	0.0125		0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

(b)	Overview of Q2 Fiscal 2024 Financial Results

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2024 was $11.1 million or $0.06 per share, compared to a net loss of $1.7 million or loss of $0.01 per share in Q2 Fiscal 2023.

Compared to Q2 Fiscal 2023, the Company’s consolidated financial results in the current quarter were mainly impacted by i) increases of 38%, 27%, and 2%, respectively, in the realized selling prices for gold, silver, and lead, and a decrease of 27% in the realized selling price for zinc; ii) an increase of 110% in gold sold and decreases of 12%, 12% and 23% respectively, in silver, lead and zinc sold; iii) a dilution gain of $0.7 million arising from the investment in NUAG; iv) a decrease of $1.0 million in the loss on mark-to-market investments; v) a decrease of $3.0 million in foreign exchange gain; and vi) no impairment charges while a total of $20.2 million impairment charges against the mineral rights and properties were recorded in Q2 Fiscal 2023.

Revenue in Q2 Fiscal 2024 was $54.0 million, up 4% compared to $51.7 million in Q2 Fiscal 2023. The increase is mainly due to the increase in net realized selling prices for silver, gold and lead offset by the decreases in silver, lead and zinc sold.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended September 30, 2023			Three months ended September 30, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	2,515	-	2,515	1,200	-	1,200
Silver (in thousands of ounces)	1,498	80	1,578	1,649	140	1,789
Lead (in thousands of pounds)	14,275	900	15,175	15,587	1,681	17,268
Zinc (in thousands of pounds)	2,163	2,415	4,578	1,882	4,058	5,940
Revenue
Gold (in thousands of $)	4,565	-	4,565	1,579	-	1,579
Silver (in thousands of $)	29,990	1,163	31,153	26,064	1,651	27,715
Lead (in thousands of $)	12,358	769	13,127	13,294	1,406	14,700
Zinc (in thousands of $)	1,736	1,879	3,615	2,128	4,290	6,418
Other (in thousands of $)	1,190	342	1,532	894	433	1,327
	49,839	4,153	53,992	43,959	7,780	51,739
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,815	-	1,815	1,316	-	1,316
Silver ($ per ounce)	20.02	14.54	19.74	15.81	11.79	15.50
Lead ($ per pound)	0.87	0.85	0.87	0.85	0.84	0.85
Zinc ($ per pound)	0.80	0.78	0.79	1.13	1.06	1.08

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 F2024	Q2 F2023	Q2 F2024	Q2 F2023	Q2 F2024	Q2 F2023	Q2 F2024	Q2 F2023
Net realized selling prices	$19.74	$15.50	$1,815	$1,316	$0.87	$0.85	$0.79	$1.08
SME	$24.53	$19.40	$1,974	$1,744	$1.00	$0.99	$1.31	$1.62
LME	$23.57	$19.23	$1,929	$1,730	$0.98	$0.90	$1.11	$1.46

Costs of mine operations in Q2 Fiscal 2024 were $33.0 million, down 12% compared to $37.4 million in Q2 Fiscal 2023. Items included in costs of mine operations are as follows:

	Q2 Fiscal 2024	Q2 Fiscal 2023	Change
Production costs	$21,268	$25,398	-16%
Depreciation and amortization	6,515	7,354	-11%
Mineral resource taxes	1,597	1,308	22%
Government fees and other taxes	751	556	35%
General and administrative	2,918	2,762	6%
	$33,049	37,378	-12%

Production costs expensed in Q2 Fiscal 2024 were $21.3 million, down 16% compared to $25.4 million in Q2 Fiscal 2023. The decrease was mainly due to less metals sold and a decrease of 6% in per tonne production costs. The production costs expensed represent approximately 264,100 tonnes of ore processed and expensed at $80.53 per tonne, compared to approximately 295,100 tonnes of ore processed and expensed at $86.07 per tonne in Q2 Fiscal 2023.

The increase in the mineral resource taxes and government fees and other taxes was mainly due to higher revenue achieved in Q2 Fiscal 2024. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Mine general and administrative expenses for the mine operations in Q2 Fiscal 2024 were $2.9 million, comparable to $2.8 million in Q2 Fiscal 2023. Items included in general and administrative expenses for the mine operations are as follows:

	Q2 Fiscal 2024	Q2 Fiscal 2023	Change
Amortization and depreciation	$264	$301	-12%
Office and administrative expenses	840	767	10%
Professional Fees	124	111	12%
Salaries and benefits	1,690	1,583	7%
	$2,918	$2,762	6%

Income from mine operations in Q2 Fiscal 2024 was $20.9 million, up 46% compared to $14.4 million in Q2 Fiscal 2023. Income from mine operations at the Ying Mining District was $21.8 million, compared to $12.9 million in Q2 Fiscal 2023. Loss from mine operations at the GC Mine was $0.7 million, compared to income of $1.5 million in Q2 Fiscal 2023.

Corporate general and administrative expenses in Q2 Fiscal 2024 were $3.8 million, up 10% compared to $3.5 million in Q2 Fiscal 2023. Items included in corporate general and administrative expenses are as follows:

	Q1 Fiscal 2024	Q1 Fiscal 2023	Change
Amortization and depreciation	$148	$142	4%
Office and administrative expenses	516	460	12%
Professional Fees	239	55	335%
Salaries and benefits	1,541	1,699	-9%
Share-based compensation	1,366	1,120	22%
	$3,810	$3,476	10%

Foreign exchange gain in Q2 Fiscal 2024 was $1.3 million compared to $4.3 million in Q2 Fiscal 2023. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Loss on investments in Q2 Fiscal 2024 was $0.6 million, compared to $1.6 million in Q2 Fiscal 2023. The loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in associates in Q2 Fiscal 2024 was $0.7 million, compared to $0.8 million in Q2 Fiscal 2023. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Dilution gain on investment in associates in Q2 Fiscal 2024 was $0.7 million, compared to $nil in Q2 Fiscal 2023. In Q2 Fiscal 2024, the Company’s ownership in NUAG was diluted to 27.4% from 28.2%.

Impairment of mineral rights and properties in Q2 Fiscal 2024 was $nil million, compared to $20.2 million in Q2 Fiscal 2023. In Q2 Fiscal 2023, the Company decided not to plan further significant work at the Las Yesca Project and an impairment charge of $20.2 was recorded.

Finance income in Q2 Fiscal 2024 was $1.7 million compared to $1.1 million in Q2 Fiscal 2023. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q2 Fiscal 2024 was $0.1 million compared to $0.1 million in Q2 Fiscal 2023. The finance costs primarily comprised of the following:

	Q2 Fiscal 2024	Q2 Fiscal 2023
Interest on lease obligation	$6	$12
Unwinding of discount of environmental rehabilitation provision	48	61
	$54	$73

Income tax expenses in Q2 Fiscal 2024 were $3.9 million, down 29% compared to $3.8 million in Q2 Fiscal 2023. The income tax expense recorded in Q2 Fiscal 2024 included a current income tax expense of $2.5 million (Q2

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2023 - $2.4 million) and a deferred income tax expense of $1.4 million (Q2 Fiscal 2023 - $1.4 million). The current income tax expenses in Q2 Fiscal 2024 included withholding tax expenses of $nil (Q2 Fiscal 2023- $1.3 million), which was paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for the six months ended September 30, 2023

Net income attributable to equity shareholders of the Company for the six months ended September 30, 2023 was $20.3 million or $0.11 per share, compared to net income of $8.5 million or $0.05 per share in the same prior year period.

Compared to the same prior year period, the Company’s consolidated financial results for the six months ended September 30, 2023 were mainly impacted by i) an increase of 74% in gold sold, and decreases of 8%, 11% and 11%, respectively, in silver, lead and zinc sold; ii) increases of 22% and 16%, respectively, in the realized selling price for gold and silver, and decreases of 3% and 30%, respectively, in the realized selling prices for lead and zinc; iii) a negative impact of $6.9 million in foreign exchange; iv) an improvement of $4.8 million in mark-to-market investments, and v) $nil impairment charge while a $20.2 million impairment charge was against the mineral rights and properties in the same prior year period.

Revenue for the six months ended September 30, 2023 was $114.0 million, down 1% compared to $115.3 million in the same prior year period. The decrease is mainly due to the decreases of silver, lead and zinc sold offset by the increase of gold sold and the net realized selling prices in gold and silver. The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Six months ended September 30, 2023			Six months ended September 30, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	4,010	-	4,010	2,300	-	2,300
Silver (in thousands of ounces)	3,129	264	3,393	3,408	296	3,704
Lead (in thousands of pounds)	29,277	3,228	32,505	32,347	4,046	36,393
Zinc (in thousands of pounds)	4,295	7,203	11,498	3,917	8,951	12,868
Revenue
Gold (in thousands of $)	7,080	-	7,080	3,332	-	3,332
Silver (in thousands of $)	62,351	3,954	66,305	58,390	3,774	62,164
Lead (in thousands of $)	25,004	2,718	27,722	28,329	3,486	31,815
Zinc (in thousands of $)	3,527	5,747	9,274	4,667	10,253	14,920
Other (in thousands of $)	2,453	1,164	3,617	2,203	897	3,100
	100,415	13,583	113,998	96,921	18,410	115,331
Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,766	-	1,766	1,449	-	1,449
Silver ($ per ounce)	19.93	14.98	19.54	17.13	12.75	16.78
Lead ($ per pound)	0.85	0.84	0.85	0.88	0.86	0.88
Zinc ($ per pound)	0.82	0.80	0.81	1.19	1.15	1.16

Costs of mine operations for the six months ended September 30, 2023 were $69.8 million, down 8% compared to $76.1 million in the same prior year period. Items included in costs of mine operations are as follows:

	Six months ended September 30,
	2023	2022	Change
Production costs	$45,566	$51,542	-12%
Depreciation and amortization	14,178	14,912	-5%
Mineral resource taxes	2,963	2,848	4%
Government fees and other taxes	1,408	1,340	5%
General and administrative	5,639	5,426	4%
	$69,754	76,068	-8%

Production costs expensed for the six months ended September 30, 2023 were $45.6 million, down 12% compared to $51.5 million in the same prior year period. The increase was mainly due to less metals sold and a

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

decrease of 6% in per tonne production costs. The production costs expensed represent approximately 573,000 tonnes of ore processed and expensed at $79.53 per tonne, compared to approximately 610,000 tonnes of ore processed and expensed at $84.50 per tonne in the same prior year period.

Mine general and administrative expenses for the mine operations for the six months ended September 30, 2023 were $5.6 million, up 4% compared to $5.4 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Six months ended September 30,
	2023	2022	Change
Amortization and depreciation	$541	$618	-12%
Office and administrative expenses	1,548	1,386	12%
Professional Fees	227	233	-3%
Salaries and benefits	3,323	3,189	4%
	$5,639	$5,426	4%

Income from mine operations for the six months ended September 30, 2023 was $44.2 million, up 13% compared to $39.3 million in the same prior year period. Income from mine operations at the Ying Mining District was $43.5 million, compared to $34.3 million in the same prior year period. Income from mine operations at the GC Mine was $0.9 million, compared to $5.2 million in the same prior year period.

Corporate general and administrative expenses for the six months ended September 30, 2023 were $7.5 million, up 6% compared to $7.0 million in the same prior year period. Items included in corporate general and administrative expenses are as follows:

	Six months ended September 30,
	2023	2022	Change
Amortization and depreciation	$296	$291	2%
Office and administrative expenses	1,057	815	30%
Professional Fees	414	363	14%
Salaries and benefits	2,956	3,272	-10%
Share-based compensation	2,737	2,292	19%
	$7,460	$7,033	6%

Foreign exchange loss for the six months ended September 30, 2023 was $0.9 million compared to a gain of $6.0 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments for the six months ended September 30, 2023 was $0.5 million, compared to a loss of $4.3 million in the same prior year period. The gain or loss was mainly due to the changes in value of mark-to-market equity investments.

Share of loss in an associate for the six months ended September 30, 2023 was $1.3 million, compared to $1.5 million in the same prior year period. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Dilution gain on investment in associate for the six months ended September 30, 2023 was $0.7 million, compared to $nil in the same prior year period. As at September 30, 2023, the Company’s ownership in NUAG was diluted to 27.4% from 28.2% as at March 31, 2023.

Impairment of mineral rights and properties for the six months ended September 30, 2023 was $nil million, compared to $20.2 million in the same prior year period. In Q2 Fiscal 2023, the Company decided not to plan further significant work at the Las Yesca Project and an impairment charge of $20.2 was recorded.

Finance income for the six months ended September 30, 2023 was $3.2 million compared to $2.4 million in the same prior year period. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Finance costs for the six months ended September 30, 2023 was $0.1 million compared to $0.6 million in the same prior year period. The finance costs primarily comprised of the following:

	Six months ended September 30,
	2023	2022
Interest on lease obligation	$13	$26
Unwinding of discount of environmental rehabilitation provision	101	124
Impairment charges against debt investment	-	445
	$114	$595

Income tax expenses for the six months ended September 30, 2023 were $10.1 million, up 2% compared to $9.9 million in the same prior year period. The income tax expense recorded for the six months ended September 30, 2023 included a current income tax expense of $7.4 million (same prior year period - $6.4 million) and a deferred income tax expense of $2.7 million (same prior year period - $3.5 million). The current income tax expenses for the six months ended September 30, 2023 included withholding tax expenses of $2.5 million (same prior year period- $2.6 million), which was paid at a rate of 10% on dividends distributed out of China.

6.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position as well as the cash flow activities during the period.

As at	September 30, 2023	March 31, 2023	Changes
Cash and cash equivalents	$119,098	$145,692	$(26,594)
Short-term investments	69,993	57,631	12,362
	$189,091	$203,323	$(14,232)

Working capital	$154,330	$177,808	$(23,478)

	Three months ended September 30,			Six months ended September 30,
	2023	2022	Changes	2023	2022	Changes
Cash flow
Cash provided by operating activities	$28,844	$14,064	$14,780	$57,725	$54,240	$3,485
Cash provided by (used in) investing activities	(51,064)	17,252	(68,316)	(72,180)	26,307	(98,487)
Cash provided by (used in) financing activities	(637)	(4,995)	4,358	(10,163)	(11,887)	1,724
Increase (decrease) in cash and cash equivalents	(22,857)	26,321	(49,178)	(24,618)	68,660	(93,278)
Effect of exchange rate changes on cash and cash equivalents	(1,323)	(10,212)	8,889	(1,976)	(15,592)	13,616
Cash and cash equivalents, beginning of the period	143,278	150,261	(6,983)	145,692	113,302	32,390
Cash and cash equivalents, end of the period	$119,098	$166,370	$(47,272)	$119,098	$166,370	$(47,272)

Cash, cash equivalents and short-term investments as at September 30, 2023 were $189.1 million, down 7% or $14.2 million compared to $203.3 million as at March 31, 2023. The decrease is mainly due to i) $30.1 million spent on mineral rights and property development expenditures and the acquisition of plant and equipment; ii) $27.5 million investment in an associate and other investments; iii) $10.2 million used in financing activities; and offset by iv) $57.7 million cash from operations.

Working capital as at September 30, 2023 was $154.3 million, down 13% compared to $177.8 million as at March 31, 2023.

Cash flow provided by operating activities in Q2 Fiscal 2024 was $28.8 million, up $14.7 million, compared to $14.1 million in Q2 Fiscal 2023. The increase was due to:

●	$25.6 million cash flow from operating activities before changes in non-cash operating working capital, up $4.7 million, compared to $20.9 million in Q2 Fiscal 2023, and the increase was mainly due to higher income from mine operations; and

●	$3.2 million cash provided by the changes in non-cash working capital, compared to $6.8 million use in Q2

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2023.

For the six months ended September 30, 2023, cash flow provided by operating activities was $57.7 million, up $3.5 million compared to $54.2 million. Before changes in non-cash operating working capital, cash flow from operating activities was $49.5 million, down $2.6 million compared to $52.1 million for the same prior year period.

Cash flow used in investing activities in Q2 Fiscal 2024 was $51.1 million, compared to $17.3 million cash provided in Q2 Fiscal 2023, and comprised mostly of:

●	$20.9 million spent on investment in short-term investments (Q2 Fiscal 2023 - $18.3 million);

●	$18.5 million spent on investment in other investments (Q2 Fiscal 2023 - $nil);

●	$12.1 million spent on mineral exploration and development expenditures (Q2 Fiscal 2023 - $6.9 million);

●	$5.0 million spent on investment in an associate (Q2 Fiscal 2023 - $0.2 million);

●	$3.3 million spent to acquire plant and equipment (Q2 Fiscal 2023 - $4.5 million); offset by,

●	$7.6 million proceeds from the redemptions of short-term investments (Q2 Fiscal 2023 - $47.1 million);

●	$0.8 million proceeds from disposal of other investments (Q1 Fiscal 2023 - $nil).

For the six months ended September 30, 2023, cash flow used in investing activities was $72.2 million, compared to $26.3 million provided by the same prior year period, and comprised mostly of:

●	$29.5 million spent on investment in short-term investments (same prior year period - $80.3 million);

●	$24.0 million spent on mineral exploration and development expenditures (same prior year period - $22.8 million);

●	$22.1 million spent on the acquisition of other investments (same prior year period - $1.8 million);

●	$5.0 million spent on investment in an associate (same prior year period - $0.8 million);

●	$6.6 million spent to acquire plant and equipment (same prior year period - $6.7 million); offset by,

●	$13.5 million proceeds from the redemptions of short-term investments (same prior year period - $138.0 million);

●	$0.8 million proceeds from the disposal of other investments (same prior year period - $0.5 million).

Cash flow used in financing activities in Q2 Fiscal 2024 was $0.6 million, compared to $5.0 million cash from financing activities in Q2 Fiscal 2023, and comprised mostly of:

●	$0.1 million lease payment (Q2 Fiscal 2023 - $0.2 million);

●	$0.6 million spent to buy back 196,554 common shares of the Company under the Normal Course Issuer Bid (Q2 Fiscal 2023 - $1.2 million to buy back 503,247 common shares); and

●	$nil in distributions to non-controlling shareholders (Q2 Fiscal 2023 - $3.6 million).

Cash flow used in financing activities for the six months ended September 30, 2023 was $10.2 million, compared to $11.9 million in the same prior year period, and comprised mostly of:

●	$0.1 million lease payment (same prior year period - $0.3 million);

●	$7.2 million in distributions to non-controlling shareholders (same prior year period - $7.3 million);

●	$2.2 million cash dividends paid to equity holders of the Company (same prior year period - $2.2 million);

●	$0.6 million spent to buy back 196,554 common shares of the Company under the Normal Course Issuer Bid (same prior year period - $2.1 million spent to buy back 838,237 common shares).

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

As at September 30, 2023, the Company has cash, cash equivalents, and short-term investments of $189.1 million and working capital of $154.3 million. The Company’s financial position at September 30, 2023 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2024 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at September 30, 2023.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$44,877	$-	$44,877
Deposit received	3,851	-	3,851
Lease obligation	273	183	456
Income tax payable	927	-	927
	$49,928	$183	$50,111

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

As at September 30, 2023, the Company has working capital of $154.3 million (March 31, 2023 - $177.8 million). The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuous reporting requirements.

7.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

As at September 30, 2023, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $9.6 million (March 31, 2023 - $10.2 million) over the next twenty years, which has been discounted using an average discount rate of 2.83% (March 31, 2023 – 2.83%).

The accretion of the discounted charge for the six months ended September 30, 2023 was $0.1 million (same prior year period - $0.1 million), and reclamation expenditures incurred in Q2 Fiscal 2024 was $0.4 million (same prior year period - $0.2 million).

8.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Mexico, and Tanzania; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company’s exposures and management of each of those risks is described in the condensed interim consolidated financial statements for the three and six months ended September 30, 2023 under Note 20 “Financial Instruments”, along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at September 30, 2023 is summarized as follows:

	Cash and cash equivelents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets explosure	Effect of +/- 10% change in currency
US dollar	$67,790	$2,772	$2,530	$(330)	$72,762	$7,276
Australian dollar	240	-	25,536	-	25,776	2,578
	$68,030	$2,772	$28,066	$(330)	$98,538	$9,854

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at September 30, 2023, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2023 (at March 31, 2023 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2023, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $3.3 million and $0.1 million, respectively.

(b)	Metal Price Risk

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

(c)	Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for Mineral Reserves and Mineral Resources contained herein are estimates only based on a number of assumptions, any adverse changes to which could require us to lower our Mineral Resource and Mineral Reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the existing known and experienced recoveries will continue.

(d)	COVID-19 and Other Pandemics

The spread of COVID-19 impacted our operations, our employees and our contractors, not only as it related to significant health concerns, but also in terms of governmental restrictions on, and in some cases suspensions of, our operations, limitations on the movement of people and supplies, inflation and cost escalation availability of food and other goods, and personal well-being, among others. Our suppliers and service providers were also similarly impacted.

While COVID-19 had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19, or other pathogens that might emerge, will impact our operations in the future is highly uncertain and cannot be predicted with confidence.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Moreover, the continued presence of, or spread, of COVID-19 or other pathogens globally may have material adverse effects on the economies and financial markets of many countries, resulting in an economic downturn that could have significant impacts on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect our business and the market price of our common shares, as well as impacting our suppliers and commercial partners. In addition, such a pandemic could also impact our ability to raise capital and cause continued interest rate volatility that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all). Inflationary pressures relating to COVID-19 global financial support measures and current supply chain challenges continue to have both direct and indirect impacts and could worsen with additional outbreaks or the spread of global pathogens.

(e)	Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must consider the timing and contingency of obtaining approval from the national security review process.

(f)	Title to properties

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(g)	Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

(h)	Regulatory environment in China

The Company’s principal mining operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations. China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In addition, China has further strengthened its national security review of foreign investment. The measures will

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process.

(i)	Environmental and safety risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain costs.

(j)	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(k)	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroying data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company will not experience a material cybersecurity incident in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(l)	Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

(m)	Claims and Legal Proceeding Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company’s financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

10.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

	September 30, 2023	March 31, 2023
NUAG (a)	$214	$51
TIN (b)	46	37
	$260	$88

(a)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2023, the Company recovered $0.2 million and $0.5 million, respectively (three and six months ended September 30, 2022 - $0.2 million and $0.3 million, respectively) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

(b)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2023, the Company recovered $0.05 million and $0.13 million, respectively (three and six months ended September 30, 2022 - $0.04 million and $0.1 million, respectively,), from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated statements of income.

11.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three and six months ended September 30, 2023 and 2022:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, and gain or loss on investments. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Net income (loss) as reported for the period	$14,770	$(10,202)	$27,983	$3,882
Adjustments, net of tax
Share-based compensation included in general and administrative	1,366	1,120	$2,737	$2,292
Foreign exchange loss (gain)	(1,314)	(4,340)	913	(5,996)
Share of loss in associates	705	771	1,345	1,499
Loss (gain) on investments	603	1,596	(483)	4,267
Dilution gain on investment in associates	(733)	-	(733)	–
Impairment charges to mineral rights and properties	-	20,211	-	20,211
Impairment loss on bonds investments included in finance costs	-	-	-	445
Adjusted earnings for the period	$15,397	$9,156	$31,762	$26,600
Non-controlling interest as reported	3,720	(8,490)	7,716	(4,575)
Adjustments to non-controlling interest	-	10,894	-	10,894
Adjusted non-controlling interest	3,720	2,404	7,716	6,319
Adjusted earnings attributable to equity holders	$11,677	$6,752	$24,046	$20,281
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.07	$0.04	$0.14	$0.11
Diluted adjusted earning per share	$0.06	$0.04	$0.13	$0.11
Basic weighted average shares outstanding	176,844,107	176,693,226	176,885,599	177,007,901
Diluted weighted average shares outstanding	179,750,876	179,245,850	179,792,368	179,375,066

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Silver Equivalent

Silver equivalent is an alternative performance (non-IFRS) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Six months ended September 30, 2023			Six months ended September 30, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	4,010	-	4,010	2,300	-	2,300
Realized selling price for gold ($/ounce)	1,766	-	1,766	1,449	-	1,449
Realized selling price for silver ($/ounce)	19.93	14.98	19.54	17.13	12.75	16.78
Production
Gold coverted into silver (in thousands of ounces)	355	-	355	195	-	195
Silver production (in thousands of ounces)	3,103	267	3,370	3,353	305	3,658
Silver Equivalent (in thousands ounces)	3,458	267	3,725	3,548	305	3,853

	Q2 Fiscal 2024			Q2 Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	2,458	-	2,458	1,200	-	1,200
Realized selling price for gold ($/ounce)	1,815	-	1,815	1,316	-	1,316
Realized selling price for silver ($/ounce)	20.02	14.54	19.74	15.81	11.79	15.50
Production
Gold coverted into silver (in thousands of ounces)	225	-	225	100	-	100
Silver production (in thousands of ounces)	1,506	84	1,590	1,657	141	1,798
Silver Equivalent (in thousands ounces)	1,731	84	1,815	1,757	141	1,898

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d)	Costs per Ounce of Silver

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Three months ended September 30, 2023					Three months ended September 30, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$17,796	$3,441	$31	$-	$21,268	$20,967	$4,431	$-	$-	$25,398
By-product sales
Gold		(4,565)	-	-	-	(4,565)	(1,579)	-	-	-	(1,579)
Lead		(12,358)	(769)	-	-	(13,127)	(13,294)	(1,406)	-	-	(14,700)
Zinc		(1,736)	(1,879)	-	-	(3,615)	(2,128)	(4,290)	-	-	(6,418)
Other		(1,190)	(342)	-	-	(1,532)	(894)	(433)	-	-	(1,327)
Total by-product sales	B	(19,849)	(2,990)	-	-	(22,839)	(17,895)	(6,129)	-	-	(24,024)
Total cash costs, net of by-product credits	C=A+B	(2,053)	451	31	-	(1,571)	3,072	(1,698)	-	-	1,374
Add: Mineral resources tax		1,495	102	-	-	1,597	1,104	204	-	-	1,308
General and administrative		2,156	671	91	3,810	6,728	1,956	702	104	3,476	6,238
Amortization included in general and administrative		(127)	(81)	(56)	(148)	(412)	(139)	(88)	(74)	(142)	(443)
Property evaluation and business development*		-	-	15	99	114	-	-	-	71	71
Government fees and other taxes		673	76	2	-	751	467	89	-	-	556
Reclamation accretion		31	10	7	-	48	42	11	8	-	61
Lease payment		-	-	-	65	65	-	-	-	169	169
Sustaining capital expenditures		9,892	847	76	14	10,829	4,737	678	-	9	5,424
All-in sustaining costs, net of by-product credits	F	12,067	2,076	166	3,840	18,149	11,239	(102)	38	3,583	14,758
Add: Non-sustaining capital expenditures		4,315	285	-	-	4,600	5,305	390	272	-	5,967
All-in costs, net of by-product credits	G	16,382	2,361	166	3,840	22,749	16,544	288	310	3,583	20,725
Silver ounces sold (’000s)	H	1,498	80	-	-	1,578	1,649	140	-	-	1,789
Cash costs per ounce of silver, net of by-product credits	C/H	$(1.37)	$5.64	$-	$-	$(1.00)	$1.86	$(12.13)	$-	$-	$0.77
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$8.06	$25.95	$-	$-	$11.50	$6.82	$(0.73)	$-	$-	$8.25
All-in costs per ounce of silver, net of by-product credits	G/H	$10.94	$29.51	$-	$-	$14.42	$10.03	$2.06	$-	$-	$11.58
By-product credits per ounce of silver
Gold		(3.05)	-	-	-	(2.89)	(0.96)	-	-	-	(0.88)
Lead		(8.25)	(9.61)	-	-	(8.32)	(8.06)	(10.04)	-	-	(8.22)
Zinc		(1.16)	(23.49)	-	-	(2.29)	(1.29)	(30.64)	-	-	(3.59)
Other		(0.79)	(4.28)	-	-	(0.97)	(0.54)	(3.09)	-	-	(0.74)
Total by-product credits per ounce of silver		$(13.25)	$(37.38)	$-	$-	$(14.47)	$(10.85)	$(43.77)	$-	$-	$(13.43)

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Six months ended September 30, 2023					Six months ended September 30, 2022
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$36,431	$9,104	$31	$-	$45,566	$42,102	$9,440	$-	$-	$51,542
By-product sales
Gold		(7,080)	-	-	-	(7,080)	(3,332)	-	-	-	(3,332)
Lead		(25,004)	(2,718)	-	-	(27,722)	(28,329)	(3,486)	-	-	(31,815)
Zinc		(3,527)	(5,747)	-	-	(9,274)	(4,667)	(10,253)	-	-	(14,920)
Other		(2,453)	(1,164)	-	-	(3,617)	(2,203)	(897)	-	-	(3,100)
Total by-product sales	B	(38,064)	(9,629)	-	-	(47,693)	(38,531)	(14,636)	-	-	(53,167)
Total cash costs, net of by-product credits	C=A +B	(1,633)	(525)	31	-	(2,127)	3,571	(5,196)	-	-	(1,625)
Add: Mineral resources tax		2,631	332	-	-	2,963	2,359	489	-	-	2,848
General and administrative		4,076	1,386	177	7,460	13,099	3,846	1,347	233	7,033	12,459
Amortization included in general and administrative		(259)	(167)	(115)	(296)	(837)	(278)	(179)	(161)	(291)	(909)
Property evaluation and business development*		-	-	22	201	223	-	-	-	203	203
Government fees and other taxes		1,228	177	3	-	1,408	1,128	212	-	-	1,340
Reclamation accretion		66	21	14	-	101	86	23	15	-	124
Lease payment		-	-	-	129	129	-	-	-	337	337
Sustaining capital expenditures		17,611	2,601	127	23	20,362	15,647	2,035	-	12	17,694
All-in sustaining costs, net of by-product credits	F	23,720	3,825	259	7,517	35,321	26,359	(1,269)	87	7,294	32,471
Add: Non-sustaining capital expenditures		9,652	514	-	-	10,166	10,493	828	461	-	11,782
All-in costs, net of by-product credits	G	33,372	4,339	259	7,517	45,487	36,852	(441)	548	7,294	44,253
Silver ounces sold (’000s)	H	3,129	264	-	-	3,393	3,408	296	-	-	3,704
Cash costs per ounce of silver, net of by-product credits	C/H	$(0.52)	$(1.99)	$-	$-	$(0.63)	$1.05	$(17.55)	$-	$-	$(0.44)
All-in sustaining costs per ounce of silver, net of by-product credits	F/H	$7.58	$14.49	$-	$-	$10.41	$7.73	$(4.29)	$-	$-	$8.77
All-in costs per ounce of silver, net of by-product credits	G/H	$10.67	$16.44	$-	$-	$13.41	$10.81	$(1.49)	$-	$-	$11.95
By-product credits per ounce of silver
Gold		(2.26)	-	-	-	(2.09)	(0.98)	-	-	-	(0.90)
Lead		(7.99)	(10.30)	-	-	(8.17)	(8.31)	(11.78)	-	-	(8.59)
Zinc		(1.13)	(21.77)	-	-	(2.73)	(1.37)	(34.64)	-	-	(4.03)
Other		(0.78)	(4.41)	-	-	(1.07)	(0.65)	(3.03)	-	-	(0.84)
Total by-product credits per ounce of silver		$(12.16)	$(36.48)	$-	$-	$(14.06)	$(11.31)	$(49.45)	$-	$-	$(14.36)

(e) Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs. All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows.

All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of production costs and all-in sustaining production costs per tonne of ore processed:

		Three months ended September 30, 2023					Three months ended September 30, 2022
(Expressed in thousands of U.S. dollars, except ounce and per ounce amount)		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$17,796	$3,441	$31	$-	$21,268	$20,967	$4,431	$-	$-	$25,398
Adjustment for aggregate plant operations*		(289)	-	-	-	(289)	(230)	-	-	-	(230)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory – Beginning		(3,171)	(41)	(31)	-	(3,243)	(3,523)	(178)	(33)	-	(3,734)
Add: stockpile and concentrate inventory – Ending		4,057	119	-	-	4,176	3,093	169	31	-	3,293
Net change of depreciation and amortization charged to inventory		77	12	-	-	89	(10)	(2)	-	-	(12)
Adjustment for foreign exchange movement		(75)	(23)	-	-	(98)	234	77	2	-	313
		888	67	(31)	-	924	(206)	66	-	-	(140)
Adjusted production cost		$18,395	$3,508	$-	$-	$21,903	$20,531	$4,497	$-	$-	$25,028
Mining costs	A	15,193	2,520	-	-	17,713	17,369	3,175	-	-	20,544
Shipping costs	B	770	-	-	-	770	813	-	-	-	813
Milling Costs	C	2,432	988	-	-	3,420	2,349	1,322	-	-	3,671
Total cash production cost		$18,395	$3,508	$-	$-	$21,903	$20,531	$4,497	$-	$-	$25,028
General and administrative		2,156	671	91	3,810	6,728	1,956	702	104	3,476	6,238
Amortization included in general and administrative		(127)	(81)	(56)	(148)	(412)	(139)	(88)	(74)	(142)	(443)
Property evaluation and business development		-	-	15	99	114	-	-	-	71	71
Government fees and other taxes		673	76	2	-	751	467	89	-	-	556
Reclamation accretion		31	10	7	-	48	42	11	8	-	61
Lease payment		-	-	-	65	65	-	-	-	169	169
Adjustment for aggregate plant operations		-	-	-	-	-	-	-	-	-	-
Sustaining capital expenditures		9,892	847	76	14	10,829	4,737	678	-	9	5,424
All-in sustaining production cost	D	$31,020	$5,031	$135	$3,840	$40,026	$27,594	$5,889	$38	$3,583	$37,104
Non-sustaining capital expenditures		4,315	285	-	-	4,600	5,305	390	272	-	5,967
All in production cost	E	$35,335	$5,316	$135	$3,840	$44,626	$32,899	$6,279	$310	$3,583	$43,071
Ore mined (’000s)	F	220.636	52.829	-	-	273.465	215.927	75.054	-	-	290.981
Ore shipped (’000s)	G	236.756	52.829	-	-	289.585	206.931	75.054	-	-	281.985
Ore milled (’000s)	H	212.868	48.239	-	-	261.107	216.262	75.381	-	-	291.643
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	68.86	47.70	-	-	64.77	80.44	42.30	-	-	70.60
Shipping costs ($/tonne)	J=B/G	3.25	-	-	-	2.66	3.93	-	-	-	2.88
Cash milling costs ($/tonne)	K=C/H	11.42	20.48	-	-	13.10	10.86	17.54	-	-	12.59
Cash production costs ($/tonne)	L=I+J+K	$83.53	$68.18	$-	$-	$80.53	$95.23	$59.84	$-	$-	$86.07
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$142.84	$99.75	$-	$-	$149.94	$127.89	$78.31	$-	$-	$127.48
All in costs ($/tonne)	N=M+(E-D)/H	$163.11	$105.66	$-	$-	$167.56	$152.42	$83.48	$-	$-	$147.94

		Six months ended September 30, 2023					Six months ended September 30, 2022
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$36,431	$9,104	$31	$-	$45,566	$42,102	$9,440	$-	$-	$51,542
Adjustment for aggregate plant operations*		(449)	-	-	-	(449)	(666)	-	-	-	(666)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory – Beginning		(3,657)	(246)	(32)	-	(3,935)	(4,740)	(139)	(35)	-	(4,914)
Add: stockpile and concentrate inventory – Ending		4,057	119	-	-	4,176	3,093	169	31	-	3,293
Net change of depreciation and amortization charged to inventory		(10)	(22)	-	-	(32)	(283)	3	-	-	(280)
Adjustment for foreign exchange movement		281	51	1	-	333	944	10	4	-	958
		671	(98)	(31)	-	542	(986)	43	-	-	(943)
Adjusted production cost		$36,653	$9,006	$-	$-	$45,659	$40,450	$9,483	$-	$-	$49,933
Mining costs	A	30,406	6,635	-	-	37,041	34,132	6,808	-	-	40,940
Shipping costs	B	1,491	-	-	-	1,491	1,647	-	-	-	1,647
Milling Costs	C	4,756	2,371	-	-	7,127	4,671	2,675	-	-	7,346
Total cash production cost		$36,653	$9,006	$-	$-	$45,659	$40,450	$9,483	$-	$-	$49,933
General and administrative		4,076	1,386	177	7,460	13,099	3,846	1,347	233	7,033	12,459
Amortization included in general and administrative		(259)	(167)	(115)	(296)	(837)	(278)	(179)	(161)	(291)	(909)
Property evaluation and business development		-	-	22	201	223	-	-	-	203	203
Government fees and other taxes		1,228	177	3	-	1,408	1,128	212	-	-	1,340
Reclamation accretion		66	21	14	-	101	86	23	15	-	124
Lease payment		-	-	-	129	129	-	-	-	337	337
Adjustment for aggregate plant operations		-	-	-	-	-	-	-	-	-	-
Sustaining capital expenditures		17,611	2,601	127	23	20,362	15,647	2,035	-	12	17,694
All-in sustaining production cost	D	$59,375	$13,024	$228	$7,517	$80,144	$60,879	$12,921	$87	$7,294	$81,181
Non-sustaining capital expenditures		9,652	514	-	-	10,166	10,493	828	461	-	$11,782
All in production cost	E	$69,027	$13,538	$228	$7,517	$90,310	$71,372	$13,749	$548	$7,294	$92,963
Ore mined (’000s)	F	434.384	142.301	-	-	576.685	429.965	161.120	-	-	591.085
Ore shipped (’000s)	G	456.737	142.301	-	-	599.038	428.317	161.120	-	-	589.437
Ore milled (’000s)	H	421.677	134.525	-	-	556.202	428.317	161.502	-	-	589.819
Per tonne Production cost
Cash mining cost ($/tonne)	I=A/F	70.00	46.63	-	-	64.23	79.38	42.25	-	-	69.26
Shipping costs ($/tonne)	J=B/G	3.26	-	-	-	2.49	3.85	-	-	-	2.79
Cash milling costs ($/tonne)	K=C/H	11.28	17.62	-	-	12.81	10.91	16.56	-	-	12.45
Cash production costs ($/tonne)	L=I+J+K	$84.54	$64.25	$-	$-	$79.53	$94.14	$58.81	$-	$-	$84.50
All-in sustaining production costs ($/tonne)	M=(D-A-B-C)/H+L	$138.42	$94.12	$-	$-	$141.53	$141.84	$80.10	$-	$-	$137.48
All in costs ($/tonne)	N=M+(E-D)/H	$161.31	$97.94	$-	$-	$159.81	$166.33	$85.22	$-	$-	$157.45

*	The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

12.	Material Accounting Policies, Judgments, and Estimates

(a)	Material Accounting Policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the audited financial statements for the year ended

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

March 31, 2023 with the exception of the mandatory adoption of certain noted below:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

(b)	Critical Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2023, as well as the audited financial statements for the year ended March 31, 2023.

13.	New Accounting Standards

Certain new accounting standards and interpretations have been published that are not effective for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

14.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR+ at www.sedarplus.ca;

(b)	may be found at the Company’s website www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2023.

15.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 176,819,989 common shares with a recorded value of $256.1 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
478,000	$3.93	2027-04-26
60,000	$4.08	2028-02-23
487,001	$5.46	2025-05-26
380,000	$9.45	2025-11-11
1,405,001

(c)	Restricted Share Units (RSUs)

Outstanding – 2,883,080 RSUs.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of September 30, 2023, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of September 30, 2023 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

18.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended September 30, 2023 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

19.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lon Shaver, President
Marina A. Katusa, Director	Jonathon Hoyles, General Counsel
Ken Robertson, Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	statements regarding the proposed transactions between the Company and OreCorp;

●	plans, projections and estimates included in the Fiscal 2024 Guidance

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	COVID–19;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

●	feasibility and engineering reports;

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Three and Six Months Ended September 30, 2023

(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

●	permits and licenses;

●	title to our properties;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	climate changes;

●	the completion and timing of the proposed transactions between the Company and OreCorp;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 40